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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. _____)

                             SAVE THE WORLD AIR, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                  805147 10 5
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                                 (CUSIP Number)

       Morale Orchards, LLC, 235 Tennant Avenue, #5, Morgan Hill, CA 95037
                                 (818) 753-4114
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 10, 2003
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  805147 10 5

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Morale Orchards, LLC
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     SEE ITEM 3, BELOW.
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     Oregon
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               7.   Sole Voting Power
  NUMBER OF         6,328,642
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           6,328,642
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,328,642
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     11.3%
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14.  Type of Reporting Person (See Instructions)
     OO - Limited Liability Company
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Item 1. Security and Issuer.

         The name of the issuer is Save The World Air, Inc., a Nevada corporation (the "Company"), which has its principal executive offices at 235 Tennant Avenue, #5, Morgan Hill, CA 95037. This statement relates to the Company's common stock.

Item 2. Identity and Background.

         (a)-(f). This Schedule 13D is being filed by Morale Orchards, LLC ("Morale" or the "Reporting Person"). The principal office of the Reporting Person is 235 Tennant Avenue, #5, Morgan Hill, CA 950037. The beneficial shares (the "Shares") of common stock of the Company disclosed in this Schedule 13D are legally and beneficially owned by the Reporting Person and represent 5,530,848 shares of common stock of the Company and 797,794 Warrants to purchase 797,794 shares of the Company's common stock, of which 360,294 are currently exercisable at a price of $0.85 per share and expire on November 4, 2011, and of which 437,500 are currently exercisable at a price of $0.70 per share and expire on January 12, 2012. Jacqueline Alexander is the sole legal and beneficial owner of 100% of the membership interests, and the sole manager, of the Reporting Person. Morale is an orchard in the business of growing Asian pears.

         During the last five years, neither the Reporting Person nor Jacqueline Alexander has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration.

      The source of funds used by the Reporting Person to acquire the beneficial shares of common stock of the Company disclosed in this Schedule 13D filing is as follows:

         Effective January 31, 2008, the Company issued on March 10, 2008, 5,530,848 restricted shares of its common stock ("Shares") to Morale. The Company received consideration for issuance of the Shares in the form of cancellation of debt and other consideration described below, all in furtherance of that certain Modification and Satisfaction Agreement by and among the Company, Morale and others, a copy of which is attached as Exhibit 9.4 to the Company's Form 8-K filing, filed March 11, 2008, which is herein incorporated by reference.

         The Company entered into a Note Purchase Agreement (the "Note Purchase Agreement") with Morale, pursuant to which Morale purchased from the Company two
(2) Convertible Promissory Notes, one dated December 5, 2006 (the "2006 Morale Note"), in the principal face amount of $612,500, and another, dated January 10, 2007 (the "2007 Morale Note"), also in the principal face amount of $612,500 (collectively, the "Morale Notes"), and two (2) warrants, one accompanying the 2006 Morale Note, and the other accompanying the 2007 Morale Note. Each warrant provides Morale the right to purchase shares of common stock of the Company (each either the "2006 Warrant or 2007 Warrant, or collectively the Morale Warrants"). The aggregate purchase price for the Morale Notes and Morale Warrants was $1,000,000, of which $500,000 was paid by Morale and received by the Company on or about December 5, 2006, and of which $500,000 was paid by Morale and received by the Company on or about January 10, 2007.

         Each of the Morale Notes is convertible into shares of common stock of the Company. The 2006 Morale Note is convertible at the rate of $0.85 per share into 720,588 shares of the Company's common stock, and the 2007 Morale Note is convertible at the rate of $0.70 per share into 875,000 shares of the Company's common stock.

         The 2006 Morale Warrant is exercisable at $0.85 per share for 360,294 shares of the Company's common stock, and the 2007 Morale Warrant is exercisable at $.70 per share for 437,500 shares of the Company's common stock.

         The Note Purchase Agreement provides, in pertinent part, that in the event the Company has not repaid each of the Morale Notes in full by the anniversary date of their issuances, the principal balances of each note shall be increased by 10% and the Company shall pay interest at 2 1/2% per month, compounded daily, for each month until each of the Morale Notes is paid in full.

         The Morale Notes, as of January 31, 2008, were unpaid, and as of that date neither the Morale Notes nor the Morale Warrants were converted into shares of common stock of the Company.

         Morale also has piggy-back registration rights pursuant to which Morale may require the Company to include the Shares of the Company's common stock issuable upon conversion of the Morale Notes and exercise of the Morale Warrants in certain future registration statements the Company may elect to file (the "Morale Registration Rights").

         The amount due and owing as of January 31, 2008, under the 2006 Morale
Note is $689,827 (the "Unpaid 2006 Morale Note Debt"), and the amount due and owing as of January 31, 2008, under the 2007 Morale Note is $672,885 (the "Unpaid 2007 Morale Note Debt").

         Additionally, the Company borrowed the principal sum of $20,000 from Morale on October 30, 2007, at an interest rate of 10% per annum (the "Additional Morale Note"). Principal and accrued interest under the Additional Morale Note is due on demand, and no payments thereunder have been made by the Company. The amount due and owing under the Additional Morale Note as of January 31, 2008, is $20,000 (the "Unpaid Additional Morale Note Debt").

         In exchange for the Company's issuance of the Shares to Morale, Morale agreed to forgive and waive any and all accrued interest on the Morale Notes from and after January 31, 2008. Morale further agreed to forgive and waive any and all accrued interest due on the Additional Morale Note from the date of its issuance.

         In further consideration for the issuance of the Shares, the 2006 Morale Note, the 2007 Morale Note, the Additional Morale Note, the Unpaid 2006 Morale Note Debt, the Unpaid 2007 Morale Note Debt and the Unpaid Additional Morale Note Debt, were all cancelled and deemed satisfied in full and of no further force or effect, effective January 31, 2008. Further, the Morale Registration Rights were cancelled, but the Morale Warrants remain in full force and effect.

         The Shares were issued without registration in reliance on the private offering exemption set forth in Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), Rule 506 of Regulation D promulgated by the Securities and Exchange Commission ("SEC") and other applicable rules and regulations of the SEC and/or upon such other exemption from the registration requirements of the Securities Act as may be available.

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Item 4. Purpose of Transaction.

         Reporting Person's acquisition of the foregoing Shares and warrants was for, and continues to be for, investment purposes only.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 6,328,642 shares of the Company's common stock, representing 11.3% of the outstanding shares of the Company's common stock. The beneficial ownership of Reporting Person's shares includes Warrants to purchase 797,794 shares of the Company's common stock exercisable currently.

(b) The Reporting Person has the sole power to vote and dispose of the 6,328,642 beneficial shares.

(c) Other than reported herein, the Reporting Person did not effect any transactions in the Company's securities within the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

         Exhibit 9.4 to the Company's Form 8-K filing, filed March 11, 2008, is incorporated herein by reference.



                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 2008                  Morale Orchards, LLC

                                        /s/ Jacqueline Alexander
                                            ------------------------------------
                                        By: Jacqueline Alexander, Manager